Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

424B5

(Form Type)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	5.000% Senior Notes due 2026	457(r)	$50,000,000	99.907%	$49,953,500	0.00014760	$7,373.14
	Debt	4.950% Senior Notes due 2028	457(r)	$300,000,000	99.872%	$299,616,000	0.00014760	$44,223.32
Fees Previously Paid	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Carry Forward Securities
Carry Forward Securities	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total Offering Amounts					$349,569,500
Total Fees Previously Paid					—
Total Fee Offsets					—
Net Fee Due					$51,596.46